                                             - 16 -
                                                                                  Exhibit 12.1
                                    AMERICAN CYANAMID COMPANY
                               RATIO OF EARNINGS TO FIXED CHARGES
                         (In millions of dollars, except ratio amounts)

                                  Three Months              Year Ended December 31,
                                   Ended March
                                      1994        1993     1992       1991 1    1990 1    1989 1

Earnings

Earnings (loss) from continuing
  operations before taxes on
  income                             $ 156.2    $(111.8)   $555.0    $507.0    $378.0    $394.8

Add:
Fixed charges                           20.5       82.2      77.9      78.4     114.4     174.0

Less:
Capitalized interest                    (0.7)      (4.6)     (4.0)    (11.0)    (13.5)    (14.0)


Total Earnings (Loss)                $ 176.0    $ (34.2)   $628.9    $574.4    $478.9    $554.8



Fixed Charges

Interest and debt expenses           $  16.0    $  62.4    $ 58.8    $ 53.7    $ 88.4    $147.7

Add:
Capitalized interest                     0.7        4.6       4.0      11.0      13.5      14.0

Add:
One-third of rental expense              3.8       15.2      15.1      13.7      12.5      12.3


Total Fixed Charges                  $  20.5    $  82.2    $ 77.9    $ 78.4    $114.4    $174.0


Ratio Of Earnings To Fixed Charges      8.59          *      8.07      7.33      4.193     3.19

*  Calculation of the ratio results in an amount that is less than one.
The amount of the earnings deficiency for the year ended December 31, 1993 was $116.4.2